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                             October 20, 2022

       William Lebovics
       Chief Financial Officer
       Reliance Global Group, Inc.
       300 Blvd. of the Americas, Suite 105
       Lakewood, New Jersey 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2022
                                                            Response Dated
October 7, 2022
                                                            File No. 001-40020

       Dear William Lebovics:

              We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Note 4. Investment in NSURE, Inc., page F-20

   1.                                                   Please refer to comment
1. Please tell us the key terms (e.g. date the agreement was signed, purchase price,
etc.) related to the Stock Purchase Agreement entered into with
                                                        NSURE, Inc. (   NSURE
) and how you accounted for your investment in NSURE
                                                        subsequent to the date
of the Stock Purchase Agreement. Specifically, tell us the
                                                        accounting guidance you
considered and if you recognized a gain.
       Note 13. Commitments and Contingencies, page F-29

   2.                                                   Please refer to comment
3. Please tell us the accounting guidance you relied upon in recording the $2.1
million of transaction costs as an expense in the quarter ended March
 William Lebovics
Reliance Global Group, Inc.
October 20, 2022
Page 2
         31, 2022 rather than as a reduction of equity (i.e. additional paid-in capital).
Form 10-Q for Fiscal Quarter Ended June 30, 2022
Note 7. Earnings (Loss) Per Share, page 18

3. Please refer to comment 5. Please provide us your calculation of the dilutive effect of the
         Series B convertible preferred stock, the Series B warrants and the stock awards for the three and six months ended June 30, 2022 and explain why you believe the effect of the
         Series B convertible preferred stock is more dilutive then the Series B warrants.
4. Please refer to comment 6. Noting your disclosure of the number of common shares outstanding in the Condensed Consolidated Statements of Stockholders Equity (Deficit),
         please provide us your detailed calculation of the weighted average common shares outstanding of 15,638,236 and 13,071,072 included in the denominator of your basic EPS for the three-months and six-months ended June 30, 2022, respectively. You may contact John Spitz at (202) 551-3484 or Michael Volley at (202)
551-3437 with
any other questions.



FirstName LastNameWilliam Lebovics                               Sincerely,
Comapany NameReliance Global Group, Inc.
                                                                 Division of
Corporation Finance
October 20, 2022 Page 2                                          Office of
Finance
FirstName LastName